SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2006
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – September 30, 2006 (Unaudited) and December 31, 2005	2

Condensed Consolidated Statements of Income for the three and nine-month periods ended September 30, 2006 and 2005 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine-month period ended September 30, 2006 and Comprehensive Income for the nine-month periods ended September 30, 2006 and 2005 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2006 and 2005 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2006	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2006 and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2006 and 2005, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2006 and 2005, and the condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended September 30, 2006 and comprehensive income for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated January 30, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 16, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	September 30,	December 31,
	2006	2005

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 11,051	US$ 23,865
Short-term investments	117,135	103,624
Restricted cash	-	43,309
Trade accounts receivable, net of allowance for
doubtful accounts of US$11,718 at September 30, 2006
and US$11,253 at December 31, 2005	89,873	70,921
Deferred income taxes	34,727	34,313
Recoverable income taxes	14,683	20,942
Prepaid expenses	8,577	4,801
Other current assets
(inclusive of US$6,460 due from related party)	13,240	5,071

Total current assets	289,286	306,846

Non-current assets
Property and equipment, net	528,803	420,323
Goodwill	288,926	268,374
Deferred income taxes	132,438	123,281
Judicial deposits	60,502	48,623
Recoverable income taxes	11,095	8,288
Investments and advances to equity investee	3,217	2,697
Other non-current assets	10,893	11,683

Total non-current assets	1,035,874	883,269

Total assets	US$ 1,325,160	US$ 1,190,115

	September 30,	December 31,
	2006	2005

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 40,629	US$ 22,564
Accounts payable to programmers,
(inclusive of US$32,348 and US$30,877 due to related
party in 2006 and in 2005, respectively)	41,941	34,254
Income taxes payable	8,241	14,617
Sales taxes payable	20,393	15,494
Payroll and related charges	26,864	12,649
Current portion of long-term debt	9,113	44,961
Interest payable	4,891	17,594
Deferred revenue	50,989	40,261
Accrued expenses	4,754	2,376
Other liabilities	22,970	16,717

Total current liabilities	230,785	221,487

Non-current liabilities
Long-term debt, less current portion	324,813	313,108
Deferred sign-on, hook-up fee and programming benefit
(inclusive of US$12,997 due to related party)	26,691	20,842
Estimated liability for tax, labor and civil claims and
assessments	272,259	264,671
Accrued expenses and other liabilities	1,135	5,018

Total non-current liabilities	624,898	603,639

Total liabilities	855,683	825,126

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (September 30, 2006 –
158,554,065 and December 31, 2005 – 155,982,571)	1,678,497	1,659,711
Common stock, no par value, shares issued and
outstanding (September 30, 2006 – 109,320,071 and
December 31, 2005 - 107,548,340)	933,458	920,514
Additional paid-in capital	108,492	140,222
Accumulated deficit	(2,054,923)	(2,131,436)
Accumulated other comprehensive loss, net	(196,047)	(224,022)

Total stockholders’ equity	469,477	364,989

Total liabilities and stockholders’ equity	US$ 1,325,160	US$ 1,190,115

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

Total revenue	US$ 297,161	US$ 217,333	US$ 826,063	US$ 575,610
Taxes and other deductions from revenues	(65,535)	(42,198)	(175,086)	(107,340)

Net operating revenue	231,626	175,135	650,977	468,270

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$185,644 as of September 30, 2006
(US$162,320 as of September 30, 2005); and US$160,029
and US$160,274 of programming expense with related party
as of September 30, 2006 and 2005, respectively	(112,334)	(88,186)	(317,406)	(231,692)
Selling, general and administrative expenses	(61,479)	(41,123)	(165,854)	(100,628)
Depreciation and amortization	(17,225)	(17,120)	(56,418)	(46,729)
Other	4,756	(568)	7,334	285

Total operating costs and expenses	(186,282)	(146,997)	(532,344)	(378,764)

Operating income	45,344	28,138	118,633	89,506

Other income (expenses):
Monetary indexation, net	(1)	377	256	(482)
Gain on exchange rate, net	2,849	1,786	5,693	25,252
Interest expense	(12,346)	(8,071)	(33,912)	(46,019)
Financial expense	(2,708)	(21,212)	(20,818)	(34,308)
Financial income	5,821	29,563	16,825	35,400
Other	(37)	1,158	352	1,216

Total other income (expenses), net	(6,422)	3,601	(31,604)	(18,941)

Income before income taxes	38,922	31,739	87,029	70,565
Income tax expense	(4,038)	(4,382)	(10,516)	(12,003)

Net income	US$ 34,884	US$ 27,357	US$ 76,513	US$ 58,562

Net income per common share, basic and diluted	US$ 0.12	US$ 0.10	US$ 0.27	US$ 0.24

Net income per preferred share, basic and diluted	US$ 0.14	US$ 0.11	US$ 0.30	US$ 0.27

Weighted average number of common shares outstanding	109,320,071	104,901,233	108,427,692	94,660,117

Weighted average number of preferred shares outstanding	158,554,065	152,015,133	157,258,864	133,805,015

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED) (Thousands of United States dollars, except share amounts)

								Accumulated
						Additional		other
	Number of shares issued		Capital stock			paid-in	Accumulated	comprehensive

	Preferred	Common	Preferred	Common	Total	capital	deficit	loss	Total

At December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989
Exchange of tax benefit contributed by
stockholders for shares May 18, 2006	2,571,494	1,771,731	18,786	12,944	31,730	(31,730)	-	-	-
Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	27,975	27,975
Net income for the period	-	-	-	-	-	-	76,513	-	76,513

At September 30, 2006	158,554,065	109,320,071	US$ 1,678,497	US$ 933,458	US$ 2,611,955	US$ 108,492	US$ (2,054,923)	US$ (196,047)	US$ 469,477

	Nine-month periods ended September, 30
	2006	2005

Net income for the period	US$ 76,513	US$ 58,562
Cumulative translation adjustments	27,975	37,807

Total comprehensive income	US$ 104,488	US$ 96,369

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Thousands of United States dollars)

	Nine-months period ended September 30,
	2006	2005

Operating activities
Net income for the period	US$ 76,513	US$ 58,562
Adjustments to reconcile net income
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	116	358
Amortization of deferred sign-on and hook-up fee revenues	(14,464)	(7,924)
Equity in results of investee	(637)	(334)
Exchange losses, monetary indexation, financial expense and
interest expense, net	44,401	7,619
Depreciation and amortization	56,418	46,729
Deferred income taxes	2,429	1,894
Write off and disposal of assets, net	1,149	(141)
Estimated liability for tax, labor and civil claims and assessments	(27,856)	(5,580)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(13,522)	(10,875)
Recoverable income taxes	5,690	(3,047)
Restricted cash	46,627	(103,453)
Short-term investments	(5,575)	(42,363)
Prepaid expenses and other assets	(17,661)	(12,515)
Accounts payable to suppliers and programmers	27,149	(4,082)
Income taxes payable	(7,495)	3,696
Payroll and related charges	13,246	(4,949)
Sales taxes, accrued expenses and other liabilities	24,954	(2,884)

Net cash provided by (used in) operating activities	211,482	(79,289)

Investing activities
Acquisition of property and equipment	(137,252)	(49,033)
Proceeds from sale of equipment	3,924	6,112

Net cash used in investing activities	(133,328)	(42,921)

Financing activities
Short-term debt issuances	-	75,633
Short-term debt repayments	(24,843)	(84,859)
Long-term debt issuances	-	200,571
Long-term debt repayments	(68,740)	(337,351)
Capital contributions in cash	-	223,082

Net cash provided by (used in) financing activities	(93,583)	77,076

Effect of exchange rate changes on cash and cash equivalents	2,615	5,385

Net decrease in cash and cash equivalents	(12,814)	(39,749)
Cash and cash equivalents at beginning of the period	23,865	60,486

Cash and cash equivalents at end of the period	US$ 11,051	US$ 20,737

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 14,235	US$ 8,002
Cash paid for interest	US$ 55,291	US$ 60,739

Non-cash transaction
Exchange of payable for common shares	US$ -	US$ 23,802

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities.

The Company offers digital cable services to its subscribers in Rio de Janeiro, Porto Alegre and São Paulo. By providing digital cable services, the Company is able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

The Company and Empresa Brasileira de Telecomunicações S.A – Embratel (Embratel), a subsidiary of Teléfonos del México S.A de C.V. (Telmex), provides voice service under the “NET FONE” brand name.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”, which holds a corporate stake corresponding to 51% of the common shares of the Company.

In 2004, Teléfonos del México S.A. de C.V. (Telmex), through its Brazilian subsidiary Latam do Brasil Participações S.A. (Latam), entered into a purchase and sale agreement with Globo to acquire a minority stake in the Company, accomplished in 2005. Following a certain corporate restructuring at Telmex, Embratel Participações S.A., a Brazilian company owned by Telmex, holds a corporate stake corresponding to 36.1% of the common shares of the Company.

1. The Company and its Principal Operations (Continued)

The following table sets forth the ownership of the Company’s voting (common) and non-voting (preferred) shares at September 30, 2006 and December 31, 2005:

	September 30, 2006			December 31, 2005

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	10.6%	26.0%	-	10.6%
Distel Holding S.A.	9.1%	-	3.7%	9.4%	-	3.8%
Roma Participações
Ltda.	-	-	-	1.5%	8.8%	5.8%
Globo Comunicação e
Participações S.A.	1.5%	-	0.6%	-	-	-
Telmex Group:
GB Empreendimentos
e Participações S.A.	25.0%	-	10.2%	25.0%	-	10.2%
Empresa Brasileira de
Telecomunicações S.A	1.6%	9.9%	6.5%	-	-	-
Embratel Participações
S.A.	36.1%	7.5%	19.2%	37.4%	7.7%	19.8%
Public Market	0.7%	82.6%	49.2%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	109,320,071	158,554,065	267,874,136	107,548,340	155,982,571	263,530,911

No significant changes have occurred in the Company’s direct and indirect ownership in subsidiaries since December 31, 2005.

2. Basis of Presentation of the Unaudited Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the nine-month period ended September 30, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.1742:US$ 1.00 at September 30, 2006, R$ 2.2222:US$ 1.00 at September 30, 2005, R$2.3407:US$ 1.00 at December 31, 2005. At October 16, 2006 the exchange rate was R$2.1331:US$ 1.00.

3. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issue Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”. This EITF is effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 will not have a significant impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe that the adoption of FIN 48 will have a significant impact on the Company’s consolidated financial statements.

4. Related Party Transactions

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the nine-month periods ended September 30, 2006 and 2005 were US$4,476 and US$4,091, respectively.

On February 8, 2006, the Company and Embratel, a subsidiary of Telmex, executed a Memorandum of Understanding that outlines the new business model for offering an Embratel voice product to current and potential Company’s subscribers under revenue sharing for using the Company's bidirectional network. On implementing this business model, the Company may begin to provide integrated video, broadband and voice (triple play) services.

Revenue arising from this service amounts to US$2,919 for the nine-month period ended of September 30, 2006.

4. Related Party Transactions (Continued)

The transactions of the Company involving companies related to Embratel Participações S.A, are registered based on prices and conditions as follows:

  Net Fone revenue – The remuneration is based on 50% of net operating revenue received by Embratel net of interconnection costs.
  Special projects - The remuneration is based on incurred costs of each project.
  Revenue of Network Access - Are remunerated according to the increase of the Net Fone’ s subscriber base.
  Fiber optics rent revenue – The remuneration is based on specific agreement at prices believed to be at market conditions.

Other transactions involving the Company and companies related to Embratel Participações S.A, such as: link vírtua, voice canal, fixed telephone and click 21, are registered at prices believed to be at market conditions. The amounts paid to Embratel Participações S.A. for these services during the nine-month period ended September 30, 2006 and 2005 were US$15,411 and US$1,713, respectively.

During the nine-month period ended September 30, 2006, the Company received an advance payment from Embratel – Empresa Brasileira de Telecomunicações S.A. in the amount of US$7,918 for the rental of fiber optics. The rental revenue is recognized monthly based on the rental terms of 10 years.

5. Debt

During 2005, the Company completed a restructuring and refinancing of its debt which replaced existing debt with non convertible debentures that have more favorable terms. This has resulted in a reduction in borrowing costs for the nine-month period ended September 30, 2006.

5. Debt (Continued)

Debt is comprised of:

	September 30,	December 31,
	2006	2005

Senior Facilities – SFAS 15	US$ 77,996	US$ 78,798
Senior Secured Debentures – SFAS 15	41,401	41,397
Net Sul Notes – SFAS 15	-	38,605
Non-convertible Debentures – 5th Public Issuance	214,529	199,269

	333,926	358,069
Less current portion	(9,113)	(44,961)

Long-term debt	US$ 324,813	US$ 313,108

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and was concluded on April 5, 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) in the amount of US$37,540 were liquidated.

5. Debt (Continued)

Debt refinancing

Considering that the Notes remained outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

On September 26, 2005, in connection with the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection with the consent fee. This amount was charged to expense when paid.

The Non-Convertible Debentures - 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The restructured debt held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$27,168 in the year ended December 31, 2005.

5. Debt (Continued)

Debt refinancing (Continued)

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

The Company’s total debt at September 30, 2006 becomes due in the following years:

2007	US$ 9,113
2008	85,053
2009	82,749
2010 and 2011	157,011

US$ 333,926

6. Commitments and Contingencies

a) Commitments

No significant changes have occurred in the Company’s commitments since December 31, 2005.

b) Contingencies

The balance in the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	September 30, 2006	December 31, 2005

Tax related matters	US$ 253,238	US$ 242,289
Labor related claims	11,170	12,852
Civil related claims	7,851	9,530

Total	US$ 272,259	US$ 264,671

No significant changes have occurred in the Company’s estimated liability for tax, labor and civil claims and assessments since December 31, 2005.

7. Stockholders’ Equity

Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law, subject to prior elimination of accumulated loss or deficit, per Brazilian official accounting records equivalent to US$1,479,514 as of September 30, 2006. For the nine-month period ended September 30, 2006, the Company’s local currency consolidated financial statements presented a net income of US$24,612. The Company paid no dividends during the nine-month periods ended September 30, 2006 and 2005.

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On May 18, 2006, the Company issued 2,571,494 common and 1,771,731 preferred shares, at a price corresponding to US$7.83 per share as compensation for tax benefits previously contributed by Roma Participações Ltda., up to the amount of the benefits that were effectively realized by the Company in 2005, totaling US$31,730. The contributed benefit was realized by means of cash saving on income tax obligations realized by certain operating subsidiaries in 2005 which were credited to additional paid-in capital. The additional capital contributed was transferred to capital upon the issuance of the shares.

8. Subsequent Event

On October 11, 2006, the Company and certain shareholders of VIVAX S.A. (“VIVAX”) entered into agreements, whereby the Company will initially acquire a minority interest (36.7%) and subsequently acquire control of VIVAX.

These agreements will occur in two different steps as the acquisition of control is subject to the prior approval of the Brazilian National Telecommunications Agency – ANATEL.

On the first step, the Company and Horizon Telecom International LLC (“HTI”) entered into a Share Purchase Agreement, under which the Company will acquire from HTI a minority interest in VIVAX (“Acquisition of Minority Interest”). HTI currently holds 36.7% of VIVAX, 14.6% of which directly and 22.1% indirectly, through its minority interest in Brasil TV a Cabo Participações S.A. (“BTVC”).

The Acquisition of the Minority Interest will be accomplished as part of a capital increase, which shall take place through the issuance of common and preferred shares. Existing minority shareholders of the Company will be able to exercise their preemptive rights.

The capital increase contemplates the issuance of 1,355,713 common shares, which shall be paid in cash, and 23,010,140 preferred shares, which shall be paid in VIVAX and BTVC shares held by HTI. Following Brazilian law, these shares must be offered to the Company’s existing minority shareholders. In case those shareholders exercise their preemptive rights, the cash proceeds will have to be transferred to HTI. HTI must then obtain the Company shares and cash. In case the Company’s minority shareholders do not exercise their preemptive rights, HTI will only obtain the Company’s shares.

Globo Comunicação e Participações S.A. (“Globo”), Embratel Participações S.A. (“Embratel”) and their respective subsidiaries holding shares in the Company (“Subsidiaries”) have agreed to assign to HTI their preemptive rights in respect to the preferred shares. In exchange, Globo and Embratel were granted an option to purchase NET shares in case HTI decides to sell its shares. This transaction does not change the Company’s control.

The price for the Company’s capital increase will be based on the market price of Company’s shares. The Company expects to conclude the first step within the next 60 days.

8. Subsequent Event (Continued)

Subsequently to this first step, Mr. Fernando Norbert will continue to control VIVAX, indirectly through BTVC.

On the same date, the Company, Mr. Fernando Norbert and BTVC entered into a Share Purchase Agreement, under which they will sell 100% of their shares to the Company. Through this second step, which is subject to ANATEL’s approval, the Company will acquire VIVAX’s control, under one of the two alternatives:

a) Acquisition of the control and the shares that belong to existing VIVAX’s minority shareholders through the merger of shares issued by VIVAX into the Company’s capital, with conversion of the VIVAX into a wholly-owned subsidiary of the Company.

b) Transfer by Mr. Fernando Norbert of all of shares issued by VIVAX of his property to the Company, through a contribution in kind, as part of a capital increase whereby the Company will issue only preferred shares.

Upon the closing of the direct acquisition through alternative (b) above, the Company will launch a tender offer to acquire all the outstanding shares held by VIVAX existing minority shareholders.

Independently of the different steps, all VIVAX’s shareholders will be offered to exchange each of their common or preferred shares for 0.5678 preferred share issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.